FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934 For the month of July 1, 2008 to July 31, 2008

CITYVIEW CORPORATION LIMITED SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F……☑…Form40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ........................No....................

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-......................

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED (Registrant)

Dated: August 22, 2008

.................................................................... (Signed by) P M SMYTH Chief Executive

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of July 1, 2008 to July 31, 2008

735	Update to Shareholders, July 2008
736	Quarterly Report

REPORT FOR THE QUARTER ENDED

30 June 2008

SUMMARY FACT SHEET

Company Details

Principal Place of Business		Level 9
and Registered Office:		28 The Esplanade
Perth Western Australia 6000
Australia
Telephone:		(618) 9226 4788
Fax:		(618) 9226 4799
E-Mail:		info@cityviewcorp.com
Internet:		www.cityviewcorp.com

CEO		P. M. Smyth
Directors:		R.J.F. Brothers
P. de Chazal
I. R. Egan
N. Hoexter

Company Secretary		P. Williams

Advisory Board		C.Maher
B. de Boer
D. Boote
K. Sylvester
L.Wale

Auditor:		Somes & Cooke

ASX Symbol:		CVI
NASD Symbol:		CTVWF
FSE Symbol:		C4Z
Australian Share Registry:		Computershare Investor Services Pty. Ltd.
US Share Registry:		Computershare Trust Company Inc

Market Capitalisation at 30 June 2008

Shares on Issue		438,033,895
Options on issue		96,550,403
Fully Diluted Capital		534,584,298

Trading Volume

	AUS	NASD/FSE	TOTAL
MONTH	VOLUME	VOLUME	VOLUME
April 2008	62,777,843	1,583,526	64,361,369
May 2008	166,794,626	1,737,824	168,532,450
June 2008	156,686,577	1,761,371	157,447,948
TOTAL	386,259,046	5,082,757	390,341,767

During the Quarter CityView’s technical team completed a full due diligence evaluation of the three offshore blocks 15/06 (Operator ENI), 17/06 (Operator Total) and 18/06 (Operator Petrobras) in which Falcon Oil SA holds a 5% interest and blocks 6/06 (Operator Petrobras) in which it holds a 10% interest.

Also during the Quarter a study continued on the viability of relocating from USA to West Africa the refinery which has been under exclusivity to CityView.

Metals

CityView has increased its holding in Fortitude Minerals Limited (“Fortitude”) to 23,662,122 shares out of a total of 58,237,322 shares, representing a 40.5% interest in Fortitude.

Diamonds

CityView has converted its right to acquire 100% of Canzar Resources Limited (“Canzar”) into a 10% net profits interest of Canzar’s percentage share of the Luachisse and Nhefo alluvial diamond concessions being:

	Canzar’s percentage	Area
Luachisse	41%	2700	km²
Nhefo	42%	3280	km²

Cameroon

Because of the size and continuing growth of its Angolan projects, CityView has entered into discussions to transfer its potential Cameroon interests.

Corporate

During the Quarter CityView concluded negotiations with Pensador Resources Inc. (“Pensador”) to finance the projects in which CityView holds interests or is currently evaluating. Pensador has undertaken to secure underwriting which will aggregate on completion approximately US$1.1 billion in equity.

As a first step, in exchange for 3.4 million Pensador shares at a price of US$20 per share, CityView has agreed to transfer to Pensador its rights to and interests in certain energy opportunities in Angola. CityView has also increased its potential holding in Pensador by a further 800,000 shares at a price of US$15 per share from funds received from two UK investment groups who subscribed for 75 million CityView shares at a price of 22.2 cents Aust per share.

Following the Pensador proposal, Price WaterhouseCoopers completed a report on the underlying value of CityView shares. This report included the research work undertaken by the Caplin analyst team who have carried out a comprehensive review of CityView assets.

Finance Underwriting Facility Cash at Bank & Outstanding debtors at 30 June 2008 Expenditure for the Quarter	US$ 100,000,000.00 Aus$ 1,282,755.00 Aus$ 16,259,000.00

P M Smyth- Chief Executive Officer 14 July, 2008

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION (“ASIC”)

For the month of July 1, 2008 to July 31, 2008

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION